Exhibit 99.2

MARKET RELEASE

30 October 2003

James Hardie Industries NV

TRADING HALT

The securities of James Hardie industries NV (the “Company”) will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 3 November 2003 or when the announcement is released to the market.

Security Code:          JHX

/s/ Richard Hajzuk

Richard Hajzuk
Companies Advisor